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                               July 9, 2020

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles, Inc.
       7259 East Posada Avenue
       Mesa, AZ 85212

                                                        Re: Atlis Motor
Vehicles, Inc
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed June 26, 2020
                                                            File No. 24-11207

       Dear Mr. Hanchett:

               We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-Qualification Amendment 4 to Offering Statement on Form 1-A filed June 26, 2020

       Cover Page of Offering Circular, page 1

   1. Revised disclosure that JumpStart Securities, LLP or JumpStart is the underwriter for the offering on a best
efforts basis is inconsistent with Section 1.d. of the broker-dealer services agreement
filed as Ex1A-1 that JumpStart is not acting as a placement agent or underwriter for the
offering. Likewise, your disclosures on pages 23 and 58 indicate that your officers and
directors are conducting this offering. Please reconcile the disclosures.
                                                        Alternatively, if
JumpStart is the underwriter for the offering on a best efforts basis, file the underwriting
agreement as an exhibit to the Form 1-A.
   2. Revised disclosure that if on the initial closing date less than the maximum offering has been sold, then the
company may hold one or more additional closings for additional sales until the earlier of
(i) the sale of the maximum offering is sold or (ii) the termination date
 Mark Hanchett
FirstName
Atlis MotorLastNameMark
             Vehicles, Inc. Hanchett
Comapany
July 9, 2020NameAtlis Motor Vehicles, Inc.
July 9,2 2020 Page 2
Page
FirstName LastName
         is inconsistent with other disclosure on the cover page and on page 58 of the offering circular that the offering will terminate on the earlier of (i) November 30, 2020, subject to an extension of up to 180 days, (ii) the date on which the maximum offering is sold, or
         (iii) when the board of directors elects to terminate the offering. Please reconcile the disclosures.
The Offering, page 9

3. Disclosure here and on page 34 that there are 17,151,882 shares outstanding before the offering is inconsistent with disclosure in Part I and on page 57 of the offering circular that there are 17,096,177 shares outstanding before the offering, consisting of 4,871,129
         Class A shares and 12,225,048 Class D shares. Please reconcile the disclosures.
Uncertainty exists as to whether our business will have sufficient funds..., page 10

4. Revised disclosure in the third paragraph that expected gross proceeds of the offering are
         $23,750,000 is inconsistent with disclosure on the front cover page of the offering circular and elsewhere that gross proceeds of the offering are expected to be $25 million. Please reconcile the disclosures.
Financial Statements
Statement of Changes in Shareholders' Equity, page 68

5. As requested in prior comment 14, your company's "Statement of Changes in
         Shareholders' Equity" does not reflect all common stock issued in 2019. On pages 40 through 44, your company issued 4,034,321 shares of common stock, raising
         $1,244,038.67. The "Statement of Shareholders' Equity" shows, however, that your company issued 6,030,995 shares of common stock and raised $531,876. Please revise to reconcile the difference.
6. Revise the cash flows from financing activities on the "Statement of Cash Flows" to reflect all cash proceeds that your company received from common stock issuance disclosed on pages 40 through 44 for FY 2018 and FY 2019.
Note E - Equity Based Compensation, page 73

7. We note that the total fair value of "vested" stock options in 2019 is $1,698,568 on page
         73. We note also that $1,698,568 is related to "unearned" stock compensation on page
         68. Please note that if the stock options are vested, the compensation is earned. Please revise your stockholders' equity based on our concern, or tell us why your presentation of
         "unearned" stock compensation is appropriate, citing applicable U.S. GAAP.
8. On page 44, we note your company issued 1,866,674 shares as employee awards and
         130,000 shares to consultants on December 31, 2019. Please explain how you account for these shares and where on the statement of equity, the income statement, and the statement of cash flows you recorded these issuances.
 Mark Hanchett
Atlis Motor Vehicles, Inc.
July 9, 2020
Page 3
Ex1A-4
Subscription Agreement, page 1

9. Revised disclosure in Section 1(b) of the subscription agreement states that the investor acknowledges receiving and reviewing the SEC reports, including the offering circular.
      While we would not object to having an investor acknowledge that he has received those documents, it appears inappropriate to have an investor acknowledge that he has "reviewed" those documents. Please revise.
10. Revised disclosure in Section 4(b) of the subscription agreement refers to the "qualified"
      offering circular filed on May 4, 2020. As requested in prior comment 17, please remove the word "qualified." Additionally, revised disclosure refers to "POS Offering Circulars"
      filed on June 5, 2020 and June 18, 2020. The EDGAR system reflects that the company filed pre-qualification amendments to the offering circular on June 5, 2020 and June 26,
      2020 which were not "POS Offering Circulars." Please revise.
Ex1A-12
Legality Opinion, page 1

11. As requested in prior comment 20, counsel must consent also to being named in the offering circular. Please revise.
Ex1A-13
Testing the waters, page 1

12. Notwithstanding your response to prior comment 21, the slide was not removed. Please revise, or tell us why it is appropriate to include the slide stating the company's valuation and price per share data.
        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or
W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Hanchett
                                                             Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles, Inc.
                                                             Office of
Manufacturing
July 9, 2020 Page 3
cc:       Annie Pratt
FirstName LastName